JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

5th September 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

[redacted]

05011308

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Jardine Strategic Holdings Limited ("JSH")
<u>Director's Share Transaction</u>

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JSH of the following Director's share transaction. Under the same London requirements, such notification has also been made on behalf of JSH's holding company, JMH, where the Director is also a director of that company:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
Simon Keswick	Acquisition of JSH shares as a result of scrip election	11/05/2005*	74	US$9.93

** The acquisition of shares was informed by the custodian holding the shares on 2nd September 2005.*

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 21 2005
THOMSON FINANCIAL

RECEIVED
2005 SEP 20 P 12:

Neil M McNamara
Group Corporate Secretary

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

5th September 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Jardine Strategic Holdings Limited ("JSH")
Director's Share Transaction

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JSH of the following Director's share transaction. Under the same London requirements, such notification has also been made on behalf of JSH's holding company, JMH, where the Director is also a director of that company:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
Simon Keswick	Acquisition of JSH shares as a result of scrip election	11/05/2005*	74	US$9.93

** The acquisition of shares was informed by the custodian holding the shares on 2nd September 2005.*

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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